FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* MacLennan James A.	2. Issuer Name and Ticker or Trading Symbol Theragenics Corporation (TGX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Financial Officer and Treasurer
(Last) (First) (Middle) 770 Penn Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02-07-03
(Street) Atlanta, GA 30308		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Theragenics Corporation Common Stock	02/07/03		P		4,700	A	3.92	20,800
Theragenics Corporation Common Stock	02/07/03		P		600	A	3.93	21,400
Theragenics Corporation Common Stock	02/07/03		P		2,500	A	3.94	23,900
Theragenics Corporation Common Stock	02/07/03		P		300	A	3.95	24,200
Theragenics Corporation Common Stock	02/07/03		P		1,900	A	3.96	26,100	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ Lynn M. Rogers Lynn M.Rogers, Attorney-In-Fact **Signature of Reporting Person	02/10/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

BE IT KNOWN, that I, James MacLennan, the undersigned, do herby grant a power of attorney to Lynn Rogers, Corporate Controller and Assistant Secretary of Theragenics Corporation, as my

attorney-in-fact.

My attorney-in-fact shall have the full power and authority to undertake and perform the following on my behalf:

(1) Sign and file reports on Securities and Exchange Commission Forms 3,4,5 and 144 with the
    Securities and Exchange Commission, The New York Stock Exchange, the National Association of
    Securities Dealers, or other financial exchanges as appropropriate.

(2) Perform other reporting tasks as necessary in the filing of the aformentioned forms.

The attorney-in-fact agrees to accept this appointment subject to its terms, and agrees to act in said fiduciary capacity consistent with my best interest, as she, in her discretion, deems advisable.
I agree to indemnify and hold harmless the attorney-in-fact from any liability whatsoever due to her failure to carry out or timely perform on my behalf the duties listed above.

This Power of Attorney may be revoked by me or the attorney-in-fact at any time, provided any person relying on this Power of Attorney shall have full rights to accept the authority of my attorney-in-fact until receipt of actual notice of revocation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of August, 2002.

Signature:  /s/James A. MacLennan

Print Name:    James A. MacLennan

Signed in the presence of:

Witness:  /s/ Leigh Roach
              Leigh Roach
Witness:  /s/ Sheila Grant
              Sheila Grant

Sworn and subscribed before me
on this 15th day of August 2002.

Notary Public:  /s/ Veronica Lucas
                    Veronica Lucas